Elite Pharmaceuticals, Inc.
                                165 Ludlow Avenue
                               Northvale, NJ 07647
                               Tel: (201) 750-2646

                                 January 7, 2008

AS FILED ON EDGAR AND
---------------------
VIA REGULAR U.S. MAIL
---------------------

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 6010

Attn:  Jeffrey Riedler

Re:          Elite Pharmaceuticals, Inc.,
             Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 Filed August 16, 2007
             File No. 333-145502

Dear Mr. Riedler:

On behalf of Elite Pharmaceuticals, Inc., a Delaware corporation ("Company"), please be informed that the undersigned has received and read your letter, dated August 23, 2007, with regard to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the "Commission") on August 16, 2007.

The Company acknowledges herewith, that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at the telephone number given above.

                                              Securities and Exchange Commission
                                                                 January 7, 2008
                                                                     Page 2 of 2


Your assistance in this matter is greatly appreciated. Thank you.


Sincerely,

/s/

Mark Gittelman
Chief Financial Officer
Elite Pharmaceuticals, Inc.

cc:  Bernard Berk, Chief Executive Officer and
     Chairman of the Board of Directors
     Elite Pharmaceuticals, Inc.